Exhibit 99.5

UBIC announces corporate name change to FRONTEO

TOKYO, May. 26, 2016 (GLOBE NEWSWIRE) —UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, announced today that UBIC has decided to change its corporate name to FRONTEO effective July 1, 2016.

Since the company was founded in August 2003, UBIC has adhered to a philosophy of maintaining its corporate pride and values while developing and applying its technology in the legal field. All of UBIC’s employees are well versed in the methodologies and practices in advancing our global business. UBIC has been able to grow the business into a company with a recognized presence in the fields of investigation of illegal activity and international litigation support. In the United States, which is a major litigation market, UBIC acted early to set up a subsidiary to create a business organization for that vital market. The company then went public in the U.S. and, through corporate buyouts and continued changes and evolution, was able to gain a position that placed it on a stable growth path for the business and the company.

These endeavors gave rise to KIBIT, UBIC’s artificial intelligence. KIBIT has an unsurpassed ability to understand an individual’s experience, knowledge, and feeling, and analyze the data. This has business potential across various fields and the company has produced results, which have drawn the attention of both society and industry. In 2015, KIBIT was used to commercialize new growth areas such as health care, business intelligence, and marketing, which created new revenue streams.

These were not the only management changes. For the company to commence a true “creation of the future for individuals and society”, we have progressed from our historic corporate brand to FRONTEO, which for UBIC signifies progress and a new reason for continued success. UBIC is determined to continue its future corporate activities in line with this new corporate philosophy and guideline for behavior.

KIBIT, developed from within UBIC’s legal business, aims to significantly expand its capabilities and potential across business fields under the new FRONTEO brand. Together with the symbol that represents creating a valuable future, we face a new stage as we look forward to the existence of the company and our business shining a bright light on the world.

The change of our company name goes into effect from July 1, 2016. Please be advised that implementation of the name change is subject to approval for amendments to the company’s articles of incorporation at the 13th general meeting of shareholders to be held on June 29, 2016.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT:	UBIC Global PR
UBIC North America, Inc.
Tel: (212) 924-8242
global_pr@ubic.co.jp